

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 13, 2013

Via E-Mail
Mr. Igor Kaspruk
President, Secretary, Treasurer, and Director
Songbird Development Inc.
108 Dnipropetrovska Doroha, Apt. 110
Odesa, Ukraine 65000

> **Re: Songbird Development Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed December 3, 2013**
> **File No. 333-191175**

Dear Mr. Kaspruk:

We reviewed the above-captioned filing and have the following comments.

General

1. Notwithstanding your response to comment 3 in our letter dated October 10, 2013, we continue to believe that you are a shell company, as that term is defined in our rules. Note that the definition of a shell company does not turn on a company's pursuit of a business plan, but rather on the nature and size of a company's operations and assets. Since it appears from your disclosure that you have only nominal operations and assets consisting solely of cash, revise disclosure throughout the registration statement to state that you are a shell company. Additionally, disclose the consequences of your shell company status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Additionally, disclose your shell company status on the outside front cover page, and include a related risk factor.

We may issue shares of preferred stock in the future…, page 13; Description of Securities, page 42

2. Since your articles of incorporation do not authorize preferred stock, revise your disclosures in the registration statement to reflect that fact. We note also your response to comment 34 in our letter dated October 10, 2013.

We intend to become subject to the periodic reporting requirements…, page 14

3. Disclosure that the costs charged by independent public accountants and legal counsel for their services in preparing the reports cannot be accurately predicted appears inconsistent with disclosure on page 18 that you anticipate those costs over the next 12 months will be $18,000. Please reconcile the disclosures.

Use of Proceeds, page 20; Liquidity and Capital Resources, page 27

4. Disclosure that you expect to incur total expenditures of $53,990 if 75% of the shares are sold is inaccurate. Revise to indicate that you expect to incur total expenditures of $53,000 if 75% of the shares are sold.

Revenues and Results of Operations for the Three Months Ended October 31, 2013, page 26

5. Disclosure in the statements of operations for the three months ended October 31, 2013 indicates that you paid a sales commission of $1,500. Please advise to whom you paid the sales commission.

Liquidity and Capital Resources, page 27

6. Disclosure that your current cash on hand is $4,056 is inconsistent with disclosure in the financial statements that your current cash on hand is $29,210. Please reconcile the disclosures.

In General, page 29

7. Disclosure that the total estimated amount of funds required to develop your business is between $13,990 and $73,990 is inconsistent with disclosures on page pages 20 and 27 that the total estimated amount of funds required to develop your business is between $13,000 and $73,000. Please reconcile the disclosures.

Description of Property, page 35

8. Revised disclosure indicates that you signed a one year lease for office space in October 2013. Advise what consideration you have given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

9. We note your response to comment 33. Please revise to provide an audit report that refers to the proper balance sheet date of July 31, 2013. The revised audit report should also refer to the proper period December 27, 2012 (inception) to July 31, 2013.

<u>Consent of Independent Registered Public Accounting Firm, Exhibit 23.2</u>

10. Please revise to provide a consent that refers to the proper audit report date of September 13, 2013.

        You may contact Thomas D. D'Orazio, Staff Accountant, at (202) 551-3825 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

                                                        Sincerely,

                                                        /s/ Jay Ingram

                                                        Jay Ingram
                                                        Legal Branch Chief

cc: <u>Via E-Mail</u>
        David Lubin
        David Lubin & Associates, PLLC
        10 Union Avenue, Suite 5
        Lynbrook, NY 11563